                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-SB/A

                General Form for Registration of Securities of
                            Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Virtual Gaming Technologies, Inc.
                (Name of Small Business Issuer in its charter)


               Delaware                                   33-0716247
----------------------------------------     -----------------------------------
    (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                   Identification No.)


        12625 High Bluff Drive
             Suite 205A
        San Diego, California                             92130-2053
----------------------------------------     -----------------------------------
(Address of principal executive offices)                  (Zip Code)


         Issuer's telephone number, including area code  619-259-5015
                                                         ------------


Securities to be registered under Section 12(b) of the Act:


         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered

                None                                         N/A
----------------------------------------     -----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                        Common Stock, $.00001 par value
--------------------------------------------------------------------------------
                               (Title of class)

Part 1

Item 1.  Description of Business

Business Development
--------------------

     Virtual Gaming Technologies, Inc. (the "Company") is engaged in the business of offering over the Internet casino-style gaming operations, including baccarat, blackjack and video poker, and a pari-mutuel sports betting service. The Company intends to offer additional casino games in the future. The Company's gaming operations are offered in certain international jurisdictions, located in Europe, the Caribbean, Latin America, the Middle East, Australia, Asia and Africa supported by a server site and hardware located in Antigua. The Company commenced gaming operations in September 1997.

     The Company was formed under the laws of the State of Delaware on October 24, 1995 under the name MBA Licensing Corp. The Company's initial operations included the development of CD-ROM and video game cartridges that incorporated certain patented virtual reality technology. In November 1995, the Company conducted a private placement of its $.00001 par value common stock ("Common Stock") at $0.25 per share pursuant to Rule 504 under the Securities Act of 1933 ("1933 Act"). In that offering, the Company sold 1,160,000 shares of Common Stock in consideration of cash proceeds of $60,000, net of $5,000 of offering costs, and the cancellation of $225,000 of licensing and consulting fees due and payable. In May 1996, the Company chose to suspend all operations relating to the development of the virtual reality CD-ROMs and video game cartridges in favor of pursuing the development of casino-style gaming operations over the Internet. On June 20, 1996, the Company changed its corporate name to Internet Gaming Technologies, Inc. On January 22, 1997, the Company changed its corporate name to Virtual Gaming Technologies, Inc.

     Pursuant to a Securities Purchase Agreement dated September 5, 1996, as amended, Unistar Entertainment, Inc., a wholly-owned subsidiary of Executone Information Systems, Inc., agreed to purchase 233,333 shares of Common Stock at $3.00 per share. In addition, the Company granted Unistar a common stock purchase warrant entitling Unistar to purchase 200,000 shares of Common Stock at an exercise price of $3.45 per share. The warrant is immediately exercisable and expires on March 6, 2002.

     Between April 1997 and August 1997, the Company conducted a private placement of shares of Common Stock, at a price of $2.00 per share, pursuant to Rule 506 under the 1933 Act. In that offering, the Company sold 1,018,250 shares of Common Stock for the gross proceeds of $2,036,500. Proceeds from the sale of the shares were applied towards the development and implementation of the Company's Internet gaming operations and working capital.

     In January 1998, the Company commenced a private placement of 1,400,000 shares of Common Stock, at a price of $3.00 per share, pursuant to Rule 506 under the 1933 Act. As of December 8, 1998, the Company had sold 1,377,238 shares of Common Stock for the gross proceeds of $4,131,714. Proceeds from the sale of the shares were applied towards the development and implementation of the Company's Internet gaming operations and working capital.

     In October 1998, the Company amended its Certificate of Incorporation to increase its authorized capital to 30,000,000 shares of common stock, $.00001 par value, and to provide for 10,000,000 shares of preferred stock, $.00001 par value.

     Unless the context otherwise requires, all references to the Company includes its wholly-owned subsidiaries Internet Gaming Technologies, Inc., a Nevada corporation, Emerald Riviera Ltd., an Irish corporation, and Virtual Gaming Technologies (Antigua) Ltd., an Antiguan corporation. The Company's executive offices are located at 12625 High Bluff Drive, Suite 205A, San Diego, California 92130; telephone number (619) 259-5015.

Business of the Issuer
----------------------

     General

     The Company currently offers over the Internet casino-style gaming opportunities, including baccarat, blackjack and video poker, and a pari-mutuel sports betting service. The Company has internally developed proprietary software applications, based on the Java programming language, that allows for interactive gaming, including simulated casino motion and sound, on a real-time basis. The Company offers its gaming operations in certain international jurisdictions located in Asia, the Caribbean, Latin America, the Middle East, Australia, Europe and Africa. The Company's gaming operations are conducted by its wholly-owned subsidiary, Virtual Gaming Technologies (Antigua) Ltd., pursuant to a non-exclusive license from the Company and supported by a server site and hardware located in St. Johns, Antigua, West Indies.

     The Company's policy is to accept subscriptions only from persons over the age of 21 and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. Subscriptions will not be accepted from persons believed to be citizens or residents of the United States.

     To date, the Company's activities have included the market analysis and development of its virtual casino technology and its on line operations. Beginning in 1996 and continuing through the second quarter of 1997, the Company established an Internet website at which it offered an interactive beta test version of its gaming service and a virtual casino under the name "virtcasino.com." Beginning in the third quarter of 1997 and continuing through the date of this registration statement, the Company has conducted limited operations of its Internet casino. On April 1, 1998, the Company commenced offering a pari-mutuel sports betting service.

     As of the date of this registration statement, the Company has conducted limited marketing of its Internet gaming operations and, consequently, from the inception of operations in September 1997 through October 31, 1998 the Company has generated $198,681 of gross revenue from gaming operations. As of December 7, 1998, the Company had accepted 14,216 subscriptions for its Internet gaming operations and as of the same date cash deposits by customers, which are used by customers for wagering, from inception of gaming operations totalled approximately $431,857.

     The Company's Services and Products

     Platforms and Subscription. The Company has established a website, located on the Internet at www.virtcasino.com, at which it offers an interactive gaming service and a virtual casino under the service name "Constellation." The Company has established a second website, located at www.virtsports.com, at which it offers a pari-mutuel sports betting service under the service name Internet Sports Market. The websites are accessible by the general public, however, only established customers will be permitted to play the gaming opportunities for money.

     The Company's websites are accessible by a minimum hardware configuration consisting of a 486 personal computer with Windows 95 or greater, with 16 MB RAM, 20 MB free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games are provided in a Windows-based, menu driven format with "point and click" interactivity. Persons who wish to conduct gaming operations at Constellation or Internet Sports Market are able to subscribe over the Internet by completing an application appearing at the website. Part of the application process requires that the subscriber open an account and make a minimum deposit with the Company of $20.

     The websites are controlled by the Company and are designed to invite the customer to sign up and apply for casino and sportsbook membership. After their membership application is reviewed, it is either accepted or rejected based on criteria including, but not limited to, age and geographic location of the customer. The Company's policy is to accept subscriptions only from persons over the age of 21 and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. Subscriptions will not be accepted from persons believed to be citizens or residents of the United States. The Company uses, among other techniques, Internet databases that publish the local addresses of most Internet domain names in order to verify that the subscriber resides in a jurisdiction that is not known to prohibit Internet gaming. Upon acceptance, the approved customer is then allowed to download the gaming software over the Internet for installation on their personal computer. The customer is then given a username and password and is thereby able to access the Company's gaming servers over the Internet through their Internet service provider.

     The Company's websites allow the customers to review all terms, rules and conditions applicable to gaming and other uses at the site. All gaming winnings and losses are debited and credited to the customer's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the website and which are as favorable or more favorable than those used by the major Las Vegas casinos.

     Customer's conduct deposits to their gaming accounts by way of credit card or wire payment. In August 1998, the Company began accepting Visa and MasterCard transactions over a secure platform through Barclays Bank PLC. The Company's agreement with Barclays enables the Company to process credit cards for the customers of its Constellation Casino service.

     Constellation Casino. The Company internally developed the Constellation Casino and tested it at beta test sites for three months prior to the commencement of limited commercial operations in September 1997. The gaming opportunities offered at the Constellation website have been designed to evoke the sights and sounds similar to a Las Vegas style casino. Computer graphics present the "lobby" of the Constellation, consisting of several menu items which the customer can choose to enter. Included among those menu items are the various gaming rooms, including baccarat, blackjack and video poker. In the future, the Company intends to also offer slots, roulette and other casino games. The customers use the Windows format of commands to carry out gaming activities. The website offers audio features, including the sound of shuffling cards, video poker machine payouts and general casino background sounds. The Constellation Casino is presently written in English, Spanish, Japanese and Chinese. The Company intends to adapt the website to as many languages and ethnic identities as practicable in order to facilitate worldwide expansion of the customer base.

     International Sports Market. On April 1, 1998, the Company commenced offering a pari-mutuel sports betting service at its International Sports Market website. The Company offers at this website the opportunity to bet on a variety of sporting events played in the United States, Central and South America, Europe and Asia. The sports betting service is conducted by way of proprietary software internally developed by the Company. Management of the Company believes that its sports wagering service is currently unique on the Internet and that it provides the Company certain advantages including limited exposure to sports wagering risk.

     Future Developments. The Company intends to conduct continuing development and innovation of its products in accordance with changing consumer preferences, demographics, and the evolution of new technologies. The Company's development strategy is to leverage its technology and the technology of other software developers, with the goal of providing applications that are competitive and innovative in the Internet gaming industry.

     Virtual Gaming Technologies (Antigua) Ltd.

     Virtual Gaming Technologies (Antigua) Ltd. ("VGTA") was organized under the laws of Antigua on June 19, 1997 as a wholly-owned subsidiary of the Company. All of the Company's Internet gaming and related banking operations are carried out by VGTA pursuant to a perpetual nonexclusive license from the Company. The hardware and software platforms on which the Company's Internet gaming operations are conducted, including all computer servers, are located and operated by VGTA staff in Antigua. The Company maintains a redundant server in San Diego, California for purposes of software development.

     VGTA's operations are sanctioned by the government of Antigua pursuant to a license from the Antiguan government permitting VGTA to conduct a virtual casino and a sports betting service on the Internet. The government license also exempts VGTA from the payment of taxes on the repatriation of profits earned in Antigua. The Antiguan government license expires on July 15, 1999, subject to VGTA's right to renew for three consecutive one year extensions subject to VGTA's payment of an annual license renewal fee of $175,000.

     Marketing

     As of the date of this registration statement, the Company markets its gaming services through Internet advertising. The Company intends to develop a network of regional sales people who will target potential customers based on their historical gambling patterns. At that time, the Company intends to use a multi-tiered marketing approach through a combination of Internet advertising, telemarketing and direct marketing from regional offices.

     Competition

     As of the date of this registration statement, there are approximately 100 Internet gaming service providers and several other parties that have announced their intention to develop Internet gaming operations. The Company believes that many of the current competitors offer gaming products and services in English only and focus their marketing efforts on residents of the United States. The Company believes that it is one of a small number of Internet gaming service providers that offer multi-lingual gaming sites and focus their marketing efforts in jurisdictions outside of the United States.

     The Company presently encounters significant competition from existing providers of Internet gaming operations and expects to encounter increasing competition as additional Internet gaming service providers come on-line. Many of the Company's present and future competitors have or may have, as the case may be, greater capital and other resources than the Company and may choose to adopt an international marketing plan similar to the Company's. There can be no assurance that the Company will be able to generate meaningful revenues or earnings from its Internet gaming operations or otherwise successfully compete in the future.

     Regulation

     Gaming activities are stringently regulated in the United States and most developed countries. The gaming regulations and supervisory procedures in the United States and most developed countries are based upon policies that are concerned with, among other things, (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the governing jurisdictions; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of government revenue through taxation and licensing fees.

     At the present time the Company believes that several developed countries, including Australia and several countries in Europe, the Caribbean, Latin America, the Middle East, Asia, and Africa have not prohibited Internet gaming activities. However, gaming over the Internet is a new industry and some or all of these foreign jurisdictions may take action to more severely regulate or even prohibit Internet gaming operations in their jurisdictions. The Company intends to adopt a proactive policy of lobbying international jurisdictions, where appropriate, for purposes of seeking approval of Internet gambling and the regulation of those activities on a basis that is favorable to the Company.

     The Company believes that as of the date of this registration statement, many federal and state prosecutorial agencies in the United States have taken the position that the provision of Internet gaming services to residents of the United States are subject to existing federal and state laws which generally prohibit the provision of gaming opportunities, except where licensed or subject to exemption. On the other hand, it is the Company's understanding that many providers of Internet gaming services to citizens and residents of the United States have taken the position that existing federal and state laws pertaining to the provision of gaming opportunities do not apply to Internet gaming services. In 1997, legislation was introduced to the United States Senate and House of Representatives which, if enacted, would have effectively amended the Federal Wire Statute, codified at 18 U.S.C. (S)1084, to prohibit the provision of Internet gaming operations to residents of the United States. No action was taken on the bills prior to the end of the legislative session, however there can be no assurance that similar legislation will not be introduced in future legislative sessions. (Internet Gambling Prohibition Act of 1997; S. 474 and H.R. 2380). At the present time, it is the Company's policy not to offer its Internet gaming services to citizens or residents of the United States and to otherwise endeavor to comply with federal and state laws in the United States pertaining to gaming.

     Employees

     As of the date of this registration statement, the Company employs 24 people on a full-time basis.

     Legal Proceedings

     There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Plan of Operations
------------------

     The Company is engaged in the business of offering gaming opportunities over the Internet. In September 1997, the Company commenced offering Casino style gaming opportunities over the Internet, including baccarat, blackjack and video poker, and in April 1998 commenced offering a pari-mutuel sports betting service. As of the date of this registration statement, the Company has conducted limited marketing of its Internet gaming operations and, consequently, from the inception of gaming operations in September 1997 through March 31, 1998, the Company generated only $41,264 of gross revenue from gaming operations. As of December 7, 1998, the Company had accepted 14,216 subscriptions for its Internet gaming operations and as of the same date cash deposits made by customers, which are used by customers for wagering, from inception of gaming operations totalled approximately $431,857.

     The Company has financed its activities to date through the sale of its securities. See "Item 4, Part II - "Recent Sales of Unregistered Securities" for a description of the Company's sale of shares of its securities since inception. In January 1998, the Company commenced a private placement of 1,400,000 shares of Common Stock, at a price of $3.00 per share. The offering is being conducted by management of the Company on a straight best efforts basis, which means that there is no minimum offering amount or escrow of proceeds and there is no commitments on the part of third parties to subscribe or arrange for others to subscribe for the purchase of the offered shares. As of December 8, 1998, the Company had sold 1,377,238 shares of Common Stock for the gross proceeds of $4,131,714.

     As of March 31, 1998, the Company had a working capital deficit of $103,307 and stockholders' equity of $198,336, however subsequent to March 31, 1998 the Company sold 1,208,777 shares of Common Stock in the above-mentioned private placement for the gross proceeds of $3,626,331. The Company's plan of operations over the next 12 months includes the full scale roll-out of its casino style gaming operations and sportsbook over the Internet through the introduction of a multi-tiered marketing plan intended to target potential customers based on their historical gambling patterns. See "Item 1. Description of Business - Business of the Issuer - Marketing." In addition to its working capital on hand as of the date of this registration statement, the Company believes that it will require, at least, an additional $1,400,000 of capital over the next 12 months in order to fund the full scale roll-out of its Internet gaming operations and to finance the continuing losses from operations as the Company endeavors to build revenue and reach profitable operations.

     The Company is seeking to acquire additional capital through the further sale of its securities or otherwise. However, as of the date of this registration statement there are no commitments, agreements or understandings concerning the Company's receipt of additional capital and there can be no assurance that the Company will be able to obtain sufficient additional capital, either through the further sale of its securities or otherwise, in order to fund the Company's working capital requirements in a timely manner. In the event the Company is unable to obtain additional financing, the Company will be required to find areas within the Company in which to cut costs. Any cost cutting by the Company will have a negative impact on the introduction of the Company's multi-tiered marketing plan and the marketing of the Company's credit card processing services, both of which are described above. The report of the Company's independent accountants for the fiscal year ended December 31, 1997 states that due to recurring losses from operations, the absence of significant operating revenues and the Company's limited capital resources, there is substantial doubt about the Company's ability to continue as a going concern.

Year 2000 Compliance
--------------------

     The Company utilizes computer software programs and operating systems, including applications used in operating the gaming services, the Company's proprietary software, network access, and various administrative and billing functions. To the extent the Company's software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement of such applications, may be necessary. The Company has appointed a Year 2000 Committee to perform an audit to assess the scope of the Company's risks and bring its applications into compliance. The Committee is currently in the process of completing its identification of applications that are not Year 2000 compliant, if any. In addition, the Company has begun to ask its vendors about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000.

     The Company is in the early stages of conducting its Year 2000 audit and therefore is unable to make a reasonable estimate of the costs associated with Year 2000 compliance. Accordingly, no assurance can be given that any or all of the Company's or third party systems are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or that the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

Forward Looking Statements
--------------------------

     This registration statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "endeavor," "expect," "anticipate," "estimate," "intends," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's recent commencement of commercial operations; the absence of commercial acceptance of the Company's services and products by its potential customers; the absence of meaningful revenues as of the date of this registration statement; the Company's present financial condition and the risks and the availability of additional capital as and when required; the going concern opinion included in the report of the Company's independent accountants for the Company's fiscal 1997 financial statements; the risks and uncertainties of regulation of Internet gaming by the international community; the risks and uncertainties concerning technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

Item 3.  Description of Property

     The Company's executive offices are located in San Diego, California, and consist of approximately 4,603 square feet which the Company rents on a month to month basis for monthly rent of $8,333. The Company's gaming operations are conducted from its facility in St. John's, Antigua, West Indies. The Antiguan facility consists of approximately 532 square feet which the Company rents on a month to month basis for monthly rent of $1,620.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of November 4, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

           Name and Address                  Number of Shares   Percentage Owned
                                             ----------------   ----------------
Daniel B. Najor (1)                              3,362,500           39.9%
Joseph R. Paravia (1)(2)                           680,000            7.6%
John Van Rhyn (1)(4)                                59,000             (3)
John Varley (1)(5)                                  60,000             (3)
Bruce Merati (1)(6)                                     --             --
Michael Yacenda (1)(7)                                  --             --
Charles R. McCarthy, Jr. (1)(8)                     48,000             (3)
Dick L. Rottman (1)(9)                              63,665             (3)
Kim A. Nathanson (1)                                16,667             (3)
Scott A. Walker (1)(10)                            141,196            1.7%
All officers and directors as a group            4,431,028           49.0%

____________________

(1)  Address is 12625 High Bluff Drive, Suite 205A, San Diego, California
     92130.

(2) Includes options granted to Mr. Paravia to purchase 480,000 shares of Common Stock at an exercise price of $.25 per share.

(3)  Less than one percent.

(4) Includes options granted to Mr. Van Rhyn to purchase 45,000 shares of Common Stock at an exercise price of $2.00 per share.

(5) Includes options granted to Mr. Varley to purchase 60,000 shares of Common Stock at an exercise price of $2.87 per share. Does not include options to purchase 20,000 shares of Common Stock at an exercise price of $2.87 per share that are subject to vesting.

(6) Does not include options granted to Mr. Merati to purchase 40,000 shares of Common Stock at an exercise price of $6.00 per share that are subject to vesting.

(7) Does not include securities of the Company held by Unistar Entertainment Inc., of which Mr. Yacenda is President. See Item 1: "Description of Business - Business Development."

(8) Includes options granted to Mr. McCarthy to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share. Does not include options to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share that are subject to vesting.

(9) Includes options granted to Mr. Rottman to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share. Does not include options to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share that are subject to vesting.

(10) Includes 121,196 shares of Common Stock owned by MCOM Management Corp., with which Mr. Walker is affiliated.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     Set forth below are the directors and officers of the Company.

         Name              Age                Position
         ----              ---                --------
Daniel B. Najor            44    Chairman of the Board and Secretary

Joseph R. Paravia          47    President, Chief Executive Officer and Director

John Van Rhyn              61    Vice President of Gaming Operations

John A. Varley             36    Vice President of Marketing

Bruce Merati               41    Chief Financial Officer

Michael W. Yacenda         46    Director

Charles R. McCarthy, Jr.   59    Director

Dick L. Rottman            60    Director

Kim A. Nathanson           42    Director

Scott A. Walker            39    Director

     Mr. Najor founded the business of the Company in 1995 and has served as Chairman of the Board and Secretary since June 1996. From June 1996 to July 1997, Mr. Najor served as Chief Executive Officer of the Company. Since 1997, Mr. Najor has also served as President and a director of Contextual Trading Company, Inc., a San Diego, California based independent retail grocery business with over 160 employees.

     Mr. Paravia has served as President and a director of the Company since July 1996 and as Chief Executive Officer of the Company since July 1997. Mr. Paravia has over 20 years of experience in the gaming industry. From October 1995 through May 1996, Mr. Paravia served as the Vice President of the Tropicana Hotel in Las Vegas, Nevada, where he was responsible for all casino operations. From 1991 to February 1995, Mr. Paravia served as a member of the Board of Directors and as Senior Director of Casino Operations for Caesars Palace in Las Vegas, Nevada, where he was responsible for all casino operations.

     Mr. Van Rhyn has served as Vice President of Gaming Operations since June 1997. Mr. Van Rhyn has over 20 years of experience in the gaming industry, including positions of primary responsibility in the areas of sports book and racing, finance and accounting, and general casino operations. From 1993 to 1997, Mr. Van Rhyn was a self-employed consultant to the gaming industry. From 1989 to 1992, Mr. Van Rhyn was director of all race, sports book, poker and Keno operations at the Desert Inn Hotel & Casino in Las Vegas, Nevada. From 1988 to 1989, Mr. Van Rhyn was director of all race, sports book, poker and Keno operations at the Sands Hotel & Casino in Las Vegas.

     Mr. Varley has served as the Vice President of Marketing of the Company since July 27, 1998. From August 1997 until July 1998, Mr. Varley served as Chief Financial Officer of the Company. From April 1996 to August 1997, Mr. Varley served as Chief Financial Officer of CGM Group LLC, a management consulting firm. From 1990 to April 1996, Mr. Varley served in various accounting positions, including Director of Accounting, for American Hawaii Cruises, a wholly-owned subsidiary of American Classic Voyages.

     Mr. Merati has served as Chief Financial Officer of the Company since July 27, 1998. From July 1997 to July 1998, Mr. Merati served as the Controller of The Weekend Exercise Company, Inc., an apparel manufacturer. From 1995 to 1997, Mr. Merati served as the Controller of Airline Interiors, Inc., an airline seat manufacturer. From 1993 to 1995, Mr. Merati served as the Controller of First Affiliated Securities, a securities broker-dealer and investment banker. Mr. Merati is a Certified Public Accountant and spent seven years as a staff accountant and audit manager with the London office of PricewaterhouseCoopers.

     Mr. Yacenda has served as a director of the Company since March 1997. Mr. Yacenda has served as President of Unistar Entertainment, Inc., a wholly-owned subsidiary of Executone Information Systems, Inc., since 1996 and as Executive Vice President of Executone Information Systems, Inc. since 1990.

     Mr. McCarthy has served as director of the Company since April 1998. Since 1993, Mr. McCarthy has been a partner in O'Connor & Hannan, where he has practices as a corporate attorney in the firm's Washington, D.C. office.

     Mr. Rottman has served as director of the Company since April 1998. Since 1994, Mr. Rottman has served as Chairman of the Board and Chief Executive Officer of Western Insurance Company. In addition, Mr. Rottman has served as Chief Executive Officer of Bell United Insurance Company since 1986. Mr. Rottman served as the Insurance Commissioner for the State of Nevada from 1971 to 1978.

     Ms. Nathanson has served as a director of the Company since October 1998. Ms. Nathanson currently serves as the Senior Vice President of Product Management at ENTEX Information Services. From 1996 to 1998, Ms. Nathanson served as the Vice President of Paragon Initiatives at ENTEX, a provider of PC networks and support services. From 1990 to 1996, she served as the Chairman and Chief Operating Officer of FCP Technologies, Inc., a systems integrator and reseller of computers, software and networking products.

     Mr. Walker has served as a director of the Company since October 1998. From January 1996 to the present, Mr. Walker has served as a partner and as General Counsel of MCOM Management Corp. From June 1995 to the present, Mr. Walker served as a principal of Walker Worldwide Ltd., an international trading company. From 1986 to 1995, Mr. Walker practiced law with the firm of Walker & Corsa.

     Each director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the Bylaws of the Company. The Board of Directors has established an Audit Committee consisting of Messrs. Yacenda, Najor and Rottman and a Compensation Committee consisting of Messrs. McCarthy, Najor and Paravia. The Audit Committee reviews the Company's independent auditors, the scope and timing of their audit services and other services they are asked to perform, the auditor's report on the Company's financial statements following completion of the their audit, and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and reviews general policy matters relating to compensation benefits of employees of the Company.

Item 6.  Executive Compensation

     Cash Compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1997, 1996 and 1995.

                                             Annual Compensation                     Long-Term Compensation
                                   ---------------------------------------   --------------------------------------
       Name and Position           Year    Salary     Bonus   Other Annual   Restricted     Common Shares      All
                                                              Compensation     Stock         Underlying       Other
                                                                             Awards ($)   Options Granted    Compen-
                                                                                             (# Shares)       sation
-------------------------------    ----  ----------   -----   ------------   ----------   ---------------   --------
Daniel B. Najor, Chairman(1)       1997   $ 47,197     -0-        -0-              -0-             -0-         -0-
                                   1996        -0-     -0-        -0-              -0-             -0-         -0-
                                   1995        -0-     -0-        -0-              -0-             -0-         -0-

Joseph R. Paravia, President       1997   $111,076     -0-        -0-          $50,000             -0-         -0-
 and CEO(2)                        1996   $ 39,036     -0-        -0-          $ 8,000         480,000         -0-
                                   1995        -0-     -0-        -0-              -0-             -0-         -0-


John Van Rhyn,                     1997   $ 39,846     -0-        -0-              -0-          45,000         -0-
Vice President -  Gaming           1996        -0-     -0-        -0-              -0-             -0-         -0-
 Operations(3)                     1995        -0-     -0-        -0-              -0-             -0-         -0-


John A. Varley,                    1997   $ 26,250     -0-        -0-              -0-             -0-         -0-
Vice President - Marketing(4)      1996        -0-     -0-        -0-              -0-             -0-         -0-
                                   1995        -0-     -0-        -0-              -0-             -0-         -0-

Bruce Merati,                      1997   $    -0-     -0-        -0-              -0-             -0-         -0-
Chief Financial Officer(5)         1996        -0-     -0-        -0-              -0-             -0-         -0-
                                   1995        -0-     -0-        -0-              -0-             -0-         -0-

_________________

(1) The Company did not pay to or accrue for Mr. Najor any salary until July 1997, at which time Mr. Najor began to receive a salary at the rate of $120,000 per annum. Mr. Najor's salary was reduced to $1,000 per month effective as of November 11, 1997.

(2) Commencing June 1, 1996, the Company began paying Mr. Paravia a salary at the rate of $100,000 per annum. Mr. Paravia's salary was reduced to $8,000 per month effective as of November 11, 1997.

(3) Commencing June 6, 1997, the Company began paying Mr. Van Rhyn a salary at the rate of $70,000 per annum. Mr. Van Rhyn's salary was reduced to $3,000 per month effective as of February 9, 1998.

(4) Commencing August 4, 1997, the Company began paying Mr. Varley a salary at the rate of $65,000 per annum.

(5) Commencing July 27, 1998, the Company began paying Mr. Merati a salary at the rate of $85,000 per annum.


                     Option/SAR Grants in Last Fiscal Year

                                               Individual Grants
--------------------------------------------------------------------------------------------------------------
           Name             Number of Securities    % of Total Options/SARs     Exercise or    Expiration Date
                                 Underlying        Granted to Employees in          Base
                            Options/SARs Granted         Fiscal Year            Price ($/Sh)
                                    (#)
------------------------    --------------------   ------------------------   --------------   ----------------
John Van Rhyn
Vice President -  Gaming           45,000                   28.1%                  $2.00          May 2, 2000
 Operations

              Aggregated Option/SAR Exercises in Last Fiscal Year
                          and FY-End Option/SAR Values

--------------------------------------------------------------------------------------------------
                                                                    Number of
                                                                   Securities           Value of
                              Shares Acquired                      Underlying         Unexercised
           Name                 on Exercise     Value Received    Unexercised         In-the-Money
                                                                  Options (SARs      Options (SARs
                                                                  at FY-End (#)       at FY-End($)
                                                                  Exercisable/        Exercisable/
                                                                  Unexercisable      Unexercisable
------------------------      ---------------   --------------    -------------      -------------
Joseph R. Paravia,                                               360,000/120,000    $1,036,800/$345,600
  President & CEO

John Van Rhyn
Vice President -  Gaming                                           20,000/25,000   $  22,600/$28,250
  Operations

     Compensation of Directors. All non-officer directors of the Company receive an attendance fee of $1,000 per meeting of the Board of Directors. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

Item 7.  Certain Relationships and Related Transactions.

     Between May 1996 and December 1996, Daniel B. Najor and a company affiliated with Mr. Najor advanced approximately $128,000 to the Company's operating subsidiary for general working capital. All advances accrued interest at the rate of eight percent (8%) per annum. On April 11, 1997, Mr. Najor and the affiliated company converted the principal amount of the indebtedness into 128,000 shares of Common Stock, at the conversion rate of $1.00 per share. Accrued interest under the advances in the amount of approximately $11,279 was repaid by the Company in July 1997.

     In May 1996, the Company entered into a non-exclusive licensing agreement ("CasinoWorld Agreement") with CasinoWorld Holdings, Ltd., a Delaware corporation ("CasinoWorld") for the use of certain computer software and hardware. Under the terms of the CasinoWorld Agreement, the Company agreed to transfer 385,000 shares of its Common Stock to CasinoWorld as a licensing fee. As additional consideration, the Company agreed to pay CasinoWorld a royalty in the amount of 33 1/3% of the net gaming revenue derived through Internet operations. Effective February 1997, the Company and CasinoWorld entered into a Settlement Agreement and Mutual Release (the "CasinoWorld Settlement Agreement"), pursuant to which the parties agreed to terminate the CasinoWorld Agreement. Under the terms of the CasinoWorld Settlement Agreement, CasinoWorld returned to the Company 385,000 shares of Common Stock in exchange for a $150,000 promissory note. The promissory note is unsecured and bears interest at a fixed rate of 10%. Principal and interest are due in quarterly installments equal to 10% of the Company's net gaming revenue, as defined in the promissory note.

     In September 1996, the Company entered into a Securities Purchase Agreement ("Securities Purchase Agreement") with Unistar Entertainment, Inc., a Colorado corporation ("Unistar"), pursuant to which Unistar agreed to purchase up to 600,000 shares of Common Stock at a price of $5.00 per share. The Securities Purchase Agreement was executed in contemplation of CasinoWorld providing or developing an Internet gaming system for the Company. Concurrent with the execution of the Securities Purchase Agreement, the Company issued 140,000 shares of its common stock to Unistar for $700,000.

     As a result of the termination of the CasinoWorld Agreement, in March 1997 the Company and Unistar entered into a settlement agreement (the "Unistar Settlement Agreement"). Under the terms of the Unistar Settlement Agreement, the Company readjusted the share purchase price under the Securities Purchase Agreement to $3.00 per share and accordingly issued an additional 93,333 shares to Unistar for no additional consideration. In addition, the Company issued to Unistar a common stock purchase warrant entitling Unistar to purchase up to 200,000 shares of Common Stock at an exercise price of $3.45 per share, subject to certain adjustments as provided for in the warrant. The warrant is immediately exercisable and expires five years from the date of issuance. Finally, the Company granted to Unistar, for no additional consideration, a non-exclusive, nonassignable royalty-free license to the Company's software applications relating to state or Indian bingo or lottery games for use by Unistar, provided that Unistar does not use such software technology to compete with a preexisting gaming operation of the Company.

In March 1997, the Company appointed Mr. Michael Yacenda to its Board of Directors. Mr. Yacenda is the President of Unistar and the Executive Vice President of Unistar's parent corporation, Executone Information Systems, Inc.

Item 8.  Description of Securities.

Common Stock

     The Company is authorized to issue 30,000,000 shares of Common Stock, $.00001 par value, of which, as of December 8, 1998, 8,423,225 shares were issued and outstanding and held of record by 137 stockholders. As of December 8, 1998, the Company had 833 beneficial owners of its Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of preferred stock, $.00001 par value ("Preferred Stock"), none of which is issued or outstanding. The Company's board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "VGTI" since April 1997.

     From inception of trading through September 30, 1998, the high and low bid prices for each quarter were as follows:

     Quarter Ended                     High                 Low
     -------------                    ------               -----
     June 30, 1997                    $ 4.81               $2.00
     September 30, 1997               $ 6.37               $4.37
     December 31, 1997                $ 5.12               $2.63
     March 31, 1998                   $ 5.63               $2.81
     June 30, 1998                    $11.25               $3.75
     September 30, 1998               $11.25               $2.88

     The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company considers its Common Stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.

     As of December 7, 1998, there were 138 record holders and 833 beneficial owners of the Company's Common Stock.

     The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 2.  Legal Proceedings.

     There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 3.  Changes in and Disagreements with Accountants

     In October 1997, the Company dismissed Carter, Polito & Muscio, Inc. as independent auditors for the Company and appointed McGladrey & Pullen, LLP as independent auditors. Carter, Polito & Muscio, Inc. had previously audited the Company's consolidated financial statements as of and for the fiscal year ended December 31, 1996. The decision to change independent auditors was approved by the Board of Directors of the Company. During the fiscal year ended December 31, 1996 and the subsequent interim period through October 1997 there were no disagreements between the Company and Carter, Polito & Muscio, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to the satisfaction of Carter, Polito & Muscio, Inc. would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

     Except for the explanatory paragraph included in the firm's report on the financial statements for the 1996 fiscal year, relating to substantial doubt existing about the Company's ability to continue as a going concern, the audit report of Carter, Polito & Muscio, Inc. on the Company's financial statements as of December 31, 1996 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Item 4.  Recent Sales of Unregistered Securities.

     During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

     A. In October 1995, the Company issued 3,940,000 shares of Common Stock to the founder of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.

     B. In November 1995, the Company conducted a private placement of 1,160,000 shares of Common Stock to five parties, at a price of $.25 per share, for cash proceeds of $60,000, net of $5,000 of offering costs, and the cancellation of $225,000 of licensing and consulting fees due payable. There was no underwriter involved in the placement. The placement was conducted pursuant to Rule 504 under the 1933 Act.

     C. In December 1995, the Company issued 25,000 shares of Common Stock to its corporate counsel in consideration of legal services rendered. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Rule 504 under the 1933 Act.

     D. In May and July 1996, the Company issued 558,334 shares of Common Stock to one officer and three consultants in consideration of services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

     E. In September and October 1996, the Company conducted a private placement of 46,669 shares of Common Stock to five investors at a price of $3.00 per share, for the gross proceeds of $140,000. There was no underwriter involved in this placement. The placement was conducted pursuant to Rule 504 under the 1933 Act.

     F. Pursuant to a Stock Purchase Agreement dated September 5, 1996, as amended, the Company issued 233,333 shares of Common Stock to Unistar Entertainment, Inc., at an offering price of $3.00 per share, for the gross proceeds of $700,000. In addition, the Company granted Unistar a common stock purchase warrant entitling Unistar to purchase 200,000 shares of Common Stock at an exercise price of $3.45 per share. The warrant is immediately exercisable and expires on March 6, 2002. The Company is presently obligated to issue Unistar an additional 116,667 shares of Common Stock pursuant to certain anti-dilution provisions. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     G. In December 1996, the Company granted to an officer options to purchase 480,000 shares of Common Stock at an exercise price of $.25 per share. Options to purchase 240,000 shares of Common Stock vested and first became exercisable on December 31, 1996, options to purchase an additional 120,000 shares of Common Stock vested and first became exercisable on December 31, 1997 and the final 120,000 shares of Common Stock will vest and first become exercisable on December 31, 1998. The options expire on December 31, 1999. There was no underwriter involved in this issuance. The issuance was conducted pursuant to
Section 4(2) of the 1933 Act.

     H. From November 1996 to May 1998, the Company issued 20,858 shares of Common Stock to two consulting firms in consideration of consulting services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Rule 504 of the 1933 Act.

     I. In April 1997, the Company issued 128,000 shares of Common Stock to an officer of the Company and one of his affiliates, in consideration of the cancellation of $128,000 of indebtedness. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Rule 504 under the 1933 Act.

     J. In May 1997, the Company granted to an executive officer of the Company options to purchase 75,000 shares of Common Stock at an exercise price of $1.00 per share. The options are immediately exercisable and expire on May 6, 2000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     K. In May 1997, the Company issued to a consultant a common stock purchase warrant to purchase 30,000 shares of Common Stock at an exercise price of $2.25 per share. In January 1998, the Company issued to the same consultant a common stock purchase warrant to purchase an additional 70,000 shares of Common Stock at an exercise price of $3.00 per share. All of the warrants are immediately exercisable and expire five years from the date of issuance. There was no underwriter involved in this issuance. The issuance was conducted pursuant to
Section 4(2) of the 1933 Act.

     L. During April through August 1997, the Company conducted a private placement of Common Stock. In the private placement, the Company sold 1,018,250 shares of Common Stock to approximately 29 accredited investors, as that term is defined in Rule 501 under the 1933 Act, at an offering price of $2.00 per share, for the gross proceeds of $2,036,500. The placement was conducted pursuant to Rule 506 under the 1933 Act. The Company utilized finders in the private placement and issued a total of 113,973 shares of Common Stock to the following persons as finder's fees: Dominic E. Luizzi, George W. Tracy, MCOM Management Corp., John Temple Moore and MC&G Entertainment, LLC. The finder's fee shares were issued pursuant to Section 4(2) of the 1933 Act.

     M. In August 1997, the Company granted to an officer options to purchase 45,000 shares of Common Stock at an exercise price of $2.00 per share. Options to purchase 20,000 shares of Common Stock were immediately exercisable upon grant and options to purchase 25,000 shares of Common Stock vested and first became exercisable on June 8, 1998. The options expire on August 14, 2000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     N. In August 1997, the Company issued a total of 27,500 shares of Common Stock to an officer of the Company and a consultant in consideration for services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Rule 504 under the 1933 Act.

     O. In September 1997, the Company issued 43,174 shares of Common Stock to three consultants and one employee in consideration of services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     P. In September 1997, the Company issued 1,200 shares of Common Stock to a consultant in consideration for services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Rule 504 under the 1933 Act.

     Q. In September 1997, the Company granted to an employee options to purchase 30,000 shares of Common Stock at an exercise price of $2.25 per share. Options to purchase 15,000 shares of Common Stock vest and first become exercisable on September 1, 1998 and options to purchase 15,000 shares of Common Stock vest and first become exercisable on September 1, 1999. The options expire on September 1, 2000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     R. In December 1997, the Company issued to two employees options to purchase an aggregate of 10,000 shares of Common Stock at an exercise price of $2.50 per share. The options were immediately exercisable upon grant and expire on December 30, 2002. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     S. In January 1998, the Company issued to one of its officers and eleven of its employees options to purchase an aggregate of 122,000 shares of Common Stock at an exercise price of $2.87 per share. Options to purchase 80,000 shares of Common Stock were issued to an officer of the Company, of which options to purchase 40,000 shares of Common Stock were immediately exercisable upon grant, options to purchase 20,000 shares of Common Stock vest and first become exercisable on January 2, 1999 and options to purchase the remaining 20,000 shares of Common Stock vest and first become exercisable on January 2, 2000. All options issued to the employees were immediately exercisable upon grant, except for options to purchase 15,000 shares of Common Stock granted to one employee, of which options to purchase 5,000 shares of Common Stock were immediately exercisable upon grant and options to purchase 10,000 shares of Common Stock vest and first become exercisable on January 2, 1999. All of the foregoing options expire on January 2, 2001. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

     T. In January 1998, the Company commenced a private placement of shares of Common Stock, at a price of $3.00 per share. As of December 8, 1998, the Company had sold 1,377,238 shares of Common Stock for the gross proceeds of $4,131,714. The placement is being conducted pursuant to Rule 506 under the 1933 Act. The Company utilized finders in the private placement and issued a total of 64,696 shares of Common Stock to the following persons as finder's fees: George W. Tracy, Conventional Properties, Inc. and MCOM Management Corp. The finder's fee shares were issued pursuant to Section 4(2) of the 1933 Act.

     U. In April 1998, the Company issued to two newly appointed directors options to purchase an aggregate of 40,000 shares of Common Stock at an exercise price of $4.50 per share, of which options to purchase 20,000 shares of Common Stock were immediately exercisable upon grant and options to purchase 20,000 shares of Common Stock vest and first become exercisable on April 22, 1999. The options expire on April 22, 2001. There was no underwriter involved in the issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     V. In July 1998, the Company issued to one of its officers options to purchase 40,000 shares of Common Stock at an exercise price of $6.00 per share. Options to purchase 10,000 shares of Common Stock vest and first become exercisable on July 27, 1999. Options to purchase 15,000 shares of Common Stock vest and first become exercisable on July 27, 2000. Options to purchase 15,000 shares of Common Stock vest and first become exercisable on July 27, 2001. The options expire on July 27, 2003. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     W. In October 1998, the company issued 2,000 shares of Common Stock to a consultant in consideration of services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

     Prior to investing, each subscriber was provided with or had access to all of the information regarding the Company that would be included in a registration statement on Form SB-2, except that the financial statements provided to subscribers were prepared in accordance with generally accepted accounting practices but were not audited. With regards to the sales made in reliance on Section 4(2) of the 1933 Act or Rule 506 thereunder, the Company had reasonable grounds to believe, prior to accepting the subscription of each subscriber, based in part on the subscription agreements or investment letters executed by the subscribers, that each of the subscribers were sophisticated enough to evaluate the merits of an investment in the Common Stock and that each subscriber was purchasing with investment intent and not with a view to distribution. In addition, each subscriber referred to in paragraphs A, E, G, I, J, L-N, and T-V were reasonably believed by the Company to be accredited investors within the meaning of Rule 501(a) of the 1933 Act.

Item 5.  Indemnification of Directors and Officers.

Delaware Statutes
-----------------

     Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

     "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Certificate of Incorporation
----------------------------

     The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

Bylaws
------

     The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

     "7.1  Authorization For Indemnification.  The Corporation may indemnify, in
           ---------------------------------
the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     7.2  Advance of Expenses.  Costs and expenses (including attorneys' fees)
          -------------------
incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

     7.3  Insurance.  The Corporation may purchase and maintain insurance on
          ---------
behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

     7.4  Non-exclusivity.  The right of indemnity and advancement of expenses
          ---------------
provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein."

Indemnity Agreements
--------------------

     The Company's Bylaws provide that the Company may indemnify directors, officers, employees or agents to the fullest extent permitted by law and the Company has agreed to provide such indemnification to its directors, Joseph R. Paravia, Daniel B. Najor, Michael W. Yacenda, Charles R. McCarthy, Jr. and Dick
L. Rottman pursuant to written indemnity agreements.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report..............................................   19
Consolidated Balance Sheets...............................................   20
Consolidated Statements of Operations.....................................   21
Consolidated Statements of Stockholders' Equity...........................   22
Consolidated Statements of Cash Flows.....................................   25
Notes to Consolidated Financial Statements................................   27

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Virtual Gaming Technologies, Inc.
(A Development Stage Company)
San Diego, California

We have audited the accompanying consolidated balance sheets of Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations since inception, has generated no significant operating revenue, and has limited capital resources. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                      /s/ McGLADREY & PULLEN, LLP


San Diego, California
February 24, 1998, except for Note 8,
 as to which the date is July 16, 1998

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                  December 31,
                                                                         ------------------------------       March 31, 1998
ASSETS                                                                       1996               1997           (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Current Assets
 Cash and cash equivalents                                               $   468,301       $    290,991       $     184,444
 Securities available for sale (Note 2)                                            -             55,190                   -
 Prepaid expenses and other assets                                            17,513             34,112              24,790
 Gaming license, net                                                               -             54,167              29,167
                                                                         ----------------------------------------------------
       Total current assets                                                  485,814            434,460             238,401
                                                                         ----------------------------------------------------
Equipment, net (Notes 3 and 4)                                                58,961            313,113             302,865
                                                                         ----------------------------------------------------
Deposits                                                                       5,773             13,745              14,643
                                                                         ----------------------------------------------------
                                                                         $   550,548      $     761,318       $     555,909
                                                                         ====================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
 Accounts payable and accrued expenses                                   $    45,483      $      85,658       $     167,629
 Funds held on deposit                                                             -              5,588              14,241
 Current portion of capital lease obligation
  (Note 4)                                                                         -              9,334               9,838
 Note payable (Note 5)                                                             -            150,000             150,000
 Notes payable to stockholder and affiliate
 (Note 5)                                                                    128,680                  -                   -
                                                                         ----------------------------------------------------
       Total current liabilities                                             174,163            250,580             341,708
                                                                         ----------------------------------------------------

Long-Term Portion of Capital Lease Obligation
 (Note 4)                                                                          -             19,447              15,865
                                                                         -----------------------------------------------------

Commitments and Contingencies (Notes 4, 5 and 8)

Stockholders' Equity (Notes 5 and 6)
 Common stock, $.00001 par value; authorized 15,000,000
   shares; number issuable and number issued and
   outstanding:  1996: 0 and 5,853,334 shares;
   1997: 116,667 and 6,931,291 shares; March 31, 1998
   (unaudited): 172,478 and 7,043,941 shares, respectively                        59                 70                  72
 Additional paid-in capital                                                1,469,456          6,651,558           7,336,906
 Unrealized gain on securities available for sale (Note 2)                         -                120                   -
 Deficit accumulated during the development stage                         (1,093,130)        (6,160,457)         (7,138,642)
                                                                         -----------------------------------------------------
                                                                             376,385            491,291             198,336
                                                                         -----------------------------------------------------
                                                                         $   550,548      $     761,318       $     555,909
                                                                         =====================================================

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                   Period from
                                                                 Three Months Ended March 31,    October 24, 1995
                                    Years Ended December 31,     ----------------------------   (Inception) through
                                   --------------------------        1997          1998           March 31, 1998
                                     1996              1997       (Unaudited)    (Unaudited)       (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

Casino Revenue                     $         -    $     3,681    $         -    $    37,583        $    41,264
 Less promotional discounts                  -          3,293              -         20,002             23,295
                                   ---------------------------------------------------------------------------
    Net Gaming Revenue                       -            388              -         17,581             17,969
                                   ---------------------------------------------------------------------------
 Operating  Expenses:
  Operating expenses (Note 6)          737,024      4,160,138      2,820,272        991,246          6,167,091
  Settlement expense (Note 5)           75,000        906,203              -              -            981,203
                                   ---------------------------------------------------------------------------
                                       812,024      5,066,341      2,820,272        991,246          7,148,294
                                   ---------------------------------------------------------------------------
     (Loss) from Operations           (812,024)    (5,065,953)    (2,820,272)      (973,665)        (7,130,325)

Financial income (expense):
 Interest income                         6,383         17,631          2,818          1,497             25,511
 Interest expense (Note 5)              (7,206)       (18,205)        (3,420)        (4,714)           (30,125)
 Loss on sale of securities                  -              -              -         (1,103)            (1,103)
                                   ---------------------------------------------------------------------------
                                          (823)          (574)          (602)        (4,320)            (5,717)
                                   ---------------------------------------------------------------------------
    (Loss) before
       income taxes                   (812,847)    (5,066,527)    (2,820,874)      (977,985)        (7,136,042)

State income tax expense (Note 7)          800            800            200            200              2,600
                                   ---------------------------------------------------------------------------
       Net (loss)                  $  (813,647)  $ (5,067,327)   $(2,821,074)   $  (978,185)       $(7,138,642)
                                   ===========================================================================
Basic and diluted loss per
 share                             $     (0.15)   $     (0.80)   $     (0.49)   $     (0.14)       $     (1.22)
                                   ===========================================================================
Weighted average common
 shares outstanding                  5,430,997      6,325,317      5,703,409      7,107,782          5,873,893
                                   ===========================================================================

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                          Unrealized    Deficit
                                                                                           Gain on    Accumulated
                                                      Common Stock       Additional       Securities  During the
                                                  -------------------     Paid-In         Available   Development
                                                    Shares    Amount      Capital         for Sale       Stage          Total
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock upon incorporation       3,940,000   $    39   $         -      $   -       $         -    $         39

Issuances of common stock for cash:
 November 1995                                      260,000         3        59,997          -                 -          60,000

Issuances of common stock for services:
 Licensing and consulting fees,
   November 1995                                    925,000         9       224,991          -                 -         225,000

Net (loss) for the period from inception
 to December 31, 1995                                     -         -             -          -          (279,483)       (279,483)
                                                  --------------------------------------------------------------------------------
Balance, December 31, 1995                        5,125,000        51       284,988          -          (279,483)          5,556
                                                  --------------------------------------------------------------------------------

Issuances of common stock for cash:
 September 1996                                     163,000         2       814,998          -                 -         815,000
 October 1996                                         5,000         -        25,000          -                 -          25,000

Issuances of common stock:
 Officer compensation, May 1996                     200,000         2         8,463          -                 -           8,465
 Services, July 1996                                358,334         4       304,361          -                 -         304,365
 Consulting services, November 1996                   2,000         -        10,000          -                 -          10,000

Additional paid-in capital contributed:
 Forgiven loan from stockholder, June 1996                -         -         5,361          -                 -           5,361
 Common stock transferred from
   majority stockholder pursuant to
   licensing agreement (Note 5)                           -         -        16,285          -                 -          16,285

Net (loss) for the year ended
 December 31, 1996                                        -         -             -          -          (813,647)       (813,647)
                                                  ------------------------------------------------------------------------------
Balance, December 31, 1996, as restated (Note 5)  5,853,334   $    59   $ 1,469,456      $   -       $(1,093,130)   $    376,385
                                                  ------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

                                                                                         Unrealized      Deficit
                                                                                           Gain on      Accumulated
                                                           Common Stock     Additional    Securities    During the
                                                        -----------------    Paid-In      Available     Development
                                                          Shares   Amount    Capital       for Sale        Stage          Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance forwarded, December 31, 1996, as restated       5,853,334    $59    $1,469,456       $--        $(1,093,130)   $   376,385

Issuances of common stock for cash, net of
 issuance costs: April 1997 through August 1997         1,132,223     11     2,002,989        --                --       2,003,000

Issuances of common stock per
 antidilution agreements                                  112,002      1            (1)       --                --             --

Issuable common stock per antidilution
 agreement (Note 5)                                       116,667      1            (1)       --                --             --

Issuances of common stock:
  Consulting services:
   January 1997                                             3,858     --        15,003        --                --          15,003
   May 1997                                                 4,500     --        13,725        --                --          13,725
   August 1997                                             34,500     --       202,420        --                --         202,420
   September 1997                                           5,374     --        26,834        --                --          26,834
   October 1997                                             4,500     --        20,565        --                --          20,565
   November 1997                                            1,500     --         5,925        --                --           5,925
   December 1997                                            1,500     --         5,130        --                --           5,130
  Officer compensation, August 1997                        35,000      1       205,799        --                --         205,800
  Conversion of note payable (Note 5)                     128,000      1       240,639        --                --         240,640

Issuance of stock purchase warrants (Note 5)                  --      --       818,126        --                --         818,126
Issuance of employee stock options (Note 6)                   --      --     1,641,234        --                --       1,641,234

Shares retired (Note 5)                                  (385,000)    (4)      (16,285)       --                --         (16,289)

Unrealized gain on securities available for sale              --      --           --         120               --             120

Net (loss) for the year ended December 31, 1997               --      --           --         --         (5,067,327)    (5,067,327)
                                                        ---------------------------------------------------------------------------
Balance, December 31, 1997                              7,047,958    $70    $6,651,558       $120       $(6,160,457)   $   491,291
                                                        ===========================================================================

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

                                                                                           Unrealized      Deficit
                                                                                            Gain on       Accumulated
                                                          Common Stock       Additional    Securities     During the
                                                     ---------------------    Paid-In       Available     Development
                                                       Shares      Amount     Capital       for Sale         Stage        Total
------------------------------------------------------------------------------------------------------------------------------------

Balance forwarded, December 31, 1997                  7,047,958     $  70    $6,651,558     $   120       $(6,160,457)  $ 491,291

Unaudited Information:
---------------------

Issuances of common stock for cash, net of
   issuance costs: January 1998 through March 1998      168,461         2       437,051           -                 -     437,053

 Issuance of employee stock options (Note 6)                  -         -        94,715           -                 -      94,715

Issuance of stock purchase warrants (Note 5)                  -         -       153,582           -                 -     153,582

Elimination of unrealized gain due to
   sale of securities                                         -         -            -         (120)                -        (120)

Net (loss) for the three month period ended
   March 31, 1998                                             -         -            -            -          (978,185)   (978,185)
                                                     ----------------------------------------------------------------------------


Balance, March 31, 1998 (Unaudited)                   7,216,419     $  72    $7,336,906     $     -       $(7,138,642)  $ 198,336
                                                     ============================================================================

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                    Period From
                                                                                   Three Months Ended March 31,   October 24, 1995
                                                         Years Ended December 31,  ---------------------------   (Inception) through
                                                         -----------------------       1997           1998         March 31, 1998
                                                            1996         1997        (Unaudited)   (Unaudited)      (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
 Net (loss)                                              $(813,647)  $(5,067,327)   $(2,821,074) $(978,185)            $(7,138,642)
   Adjustment to reconcile net (loss) to operating
    activities:
   Settlement expense                                           -        906,203        906,203         -                  906,203
   Depreciation and amortization                             2,585        39,313          3,510     24,664                  66,562
   Loss on sale of securities available for sale                                             -       1,103                   1,103
    Compensation related to the conversion of
    stockholder note payable                                    -        112,640             -          -                  112,640
   Issuance of common stock options and warrants
    for licensing and consulting fees and compensation     339,115     2,182,270        827,369    248,297               2,994,682
   Changes in assets and working capital components:
    (Increase) decrease in:
      Prepaid expenses                                     (17,513)      (16,599)        10,000      9,322                 (24,790)
      Gaming license                                            -        (54,167)            -      25,000                 (29,167)
    Increase (decrease) in:
      Accounts payable and accrued expenses                 39,233        39,495        (30,698)    81,971                 166,949
      Funds held on deposit                                     -          5,588             -       8,653                  14,241
                                                         -------------------------------------------------------------------------
       Net cash (used in)
            operating activities                          (450,227)   (1,852,584)    (1,104,690)  (579,175)             (2,930,219)
                                                         -------------------------------------------------------------------------

Cash Flows from Investing Activities
 Increase in deposits                                       (5,773)       (7,972)            -        (898)                (14,643)
 Purchase of equipment                                     (61,546)     (260,125)       (22,003)   (14,416)               (336,087)
 Purchase of investments available for sale                     -        (55,070)            -          -                  (55,070)
 Proceeds from the sale of investments                          -             -              -      53,967                  53,967
                                                         -------------------------------------------------------------------------
       Net cash provided by (used in)
           investing activities                            (67,319)     (323,167)       (22,003)    38,653                (351,833)
                                                         -------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY) AND SUBSIDIARIES

                                                                                                                    Period From
                                                                                   Three Months Ended March 31,   October 24, 1995
                                                         Years Ended December 31,  ---------------------------   (Inception) through
                                                         -----------------------       1997           1998         March 31, 1998
                                                            1996         1997        (Unaudited)   (Unaudited)      (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
 Net proceeds from sale of common stock                    840,000    2,003,000        858,254         437,053            3,340,092
 Proceeds from notes to stockholder                        128,680           -              -               -               134,041
 Principal payments under capital lease                         -        (4,559)            -           (3,078)              (7,637)
                                                         --------------------------------------------------------------------------
       Net cash provided by
           financing activities                            968,680    1,998,441        858,254         433,975            3,466,496
                                                         --------------------------------------------------------------------------

       Net increase (decrease)
            in cash and cash equivalents                   451,134     (177,310)      (268,439)       (106,547)             184,444

Cash and cash equivalents at beginning of year              17,167      468,301        468,301         290,991                   -
                                                         --------------------------------------------------------------------------

Cash and cash equivalents at end of year                  $468,301   $  290,991      $ 199,862       $ 184,444           $  184,444
                                                         ==========================================================================

Supplemental Disclosures of Cash
 Flow Information

 Cash payments for:
   Interest                                               $  7,206   $    6,122      $      -        $     964           $   14,292
   Income taxes                                           $    800   $      800      $      -        $       -           $    2,400

Supplemental Schedule of Noncash
 Investing and Financing Activities

 Loan from stockholder converted to paid-in capital       $  5,361   $  128,000      $      -        $      -            $  133,361
 Capital lease obligation incurred for equipment          $     -    $   33,340      $      -        $      -            $   33,340
 Settlement and conversion of shares to note payable      $     -    $   16,289      $      -        $      -            $   16,289
 Unrealized gain on securities available for sale         $     -    $      120      $      -        $    (120)          $       -

See Notes to Consolidated Financial Statements.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------

Note 1.  Nature of Business and Significant Accounting Policies

Nature of business

Virtual Gaming Technologies, Inc. (the "Company") was incorporated in the State of Delaware on October 24, 1995 under the name MBA Licensing Corp. The Company's initial operations were to include the manufacturing and marketing of CD-ROM and video game cartridges. On June 20, 1996 the Board of Directors approved the change of the Company's name to Internet Gaming Technologies, Inc. On January 22, 1997, the Company's name was changed to Virtual Gaming Technologies, Inc.

The Company is establishing casino-style operations over the Internet focused on the international marketplace outside the United States. During its development stage, the Company has been acquiring computer hardware, developing its gaming software and operating systems, and raising capital. The Company has incurred substantial losses to date, as no significant operating revenue has been generated. Proceeds from the Company's private placements of shares of its common stock have funded its operations to date.

A summary of the Company's significant accounting policies follows:

Interim financial statements

The accompanying balance sheet as of March 31, 1998 and the statements of operations and cash flows for the three month periods ended March 31, 1997 and 1998, respectively, have not been audited. However, these financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete
financial statements.   In management's opinion, the accompanying interim
financial statements reflect all material adjustments (consisting only of normal recurring accruals) necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results which will be reported for the entire year.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

Financial instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and short-term debt approximate fair value due to the immediate short-term maturity of these financial instruments.

The fair value of the Company's capital lease obligation approximates the carrying amount based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emerald Riviera Limited, an Irish Corporation, Internet Gaming Technologies, Inc., a Nevada Corporation and Virtual Gaming Technologies (Antigua) Ltd., an Antigua Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign operations and concentrations

The U.S. dollar is considered the functional currency for Emerald Riviera Limited and Virtual Gaming Technologies (Antigua) Ltd. Accordingly, the monetary assets and liabilities of these entities have been remeasured using the current rate of exchange and nonmonetary assets have been remeasured using the appropriate historical rates of exchange. Adjustments resulting from the translation of the financial statements of the entities are not significant.

The Company is licensed and authorized to establish and operate its gaming operations in Antigua. The Company has a five year gaming license which requires an annual fee of $100,000. Upon the Company offering its pari-mutuel sports betting service, the annual fee will be increased to $175,000. All of the Company's gaming activities are conducted in Antigua, and its server site and certain gaming related hardware are located in Antigua. As such, all of the Company's earned gaming revenues and loss of approximately $160,000 were incurred in Antigua. As of December 31, 1997, the Company maintained approximately $130,000 in total assets in Antigua which primarily consisted of approximately $45,000 in net fixed assets and $54,000 in unamortized license fee.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and money market funds purchased with a maturity of three months or less to be cash equivalents. The Company maintains its primary checking and savings accounts at two financial institutions located in California. Accounts at these banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 1997 and March 31, 1998, the Company's uninsured cash balances totaled $151,921 and $40,786, respectively. The Company has not experienced any losses in such accounts.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

Investment securities

Investment securities at December 31, 1997 are principally municipal bonds. The Company classifies its debt securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company does not have any securities classified as trading or held-to-maturity.

Securities available-for-sale are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

A decline in the market value of any marketable security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Equipment

Equipment is recorded at cost and is depreciated on the straight-line method over its estimated useful life of five years.

Depreciation of assets under capital lease is included in depreciation expense of owned assets in the consolidated statements of operations.

Revenue recognition

Gaming revenue is the net win from gaming activities, which is the difference between gaming wins and losses. As of December 31, 1997, the Company is offering video blackjack and poker to its customers.

In September 1997, the Company commenced limited operations with live gaming activity, initially offering video poker and blackjack to its customers. In the first quarter of 1998, the Company introduced video baccarat, and in the second quarter of 1998 introduced limited testing of an Internet based pari-mutuel sports-betting service.

Funds held on deposit

The Company requires customers to advance cash or credit card deposits prior to participating in gaming activities.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------

Note 1.     Nature of Business and Significant Accounting Policies (Continued)

Advertising  costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Loss per common share

Basic loss per common share has been computed on the basis of the weighted-average number of common shares outstanding and issuable under antidilution provisions during each period presented. Diluted per-share amounts assume the conversion of potential common stock, such as options and warrants. The common shares issuable upon exercise of employee stock options and stock warrants have not been included in the computation of diluted loss per common share because their inclusion would have had an antidilutive effect.

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Software development costs and recently issued accounting pronouncement

Software development costs for internal use software are expensed as incurred. The American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" in March 1998. SOP 98-1 is not expected to have a material impact on the Company's financial statements.

Regulation risk

The Company intends to provide its services in jurisdictions that do not prohibit gaming over the Internet. There can be no assurance that the Company will be able to comply with future government regulations that will affect gaming operations in a significant number of international jurisdictions. The United States has laws prohibiting gaming operations except by licensed persons. Currently, the effect of these laws on Internet gaming is uncertain. As a result, the Company does not intend to accept subscribers from the United States.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------


Note 2.  Investment Securities


Investments at December 31, 1997 consist of municipal bonds that mature in April 2001 and are stated at fair value.

The amortized cost, gross unrealized holding gains and fair value of the available-for-sale securities at December 31, 1997 is as follows:

                                                                                     Gross
                                                             Amortized             Unrealized
                                                               Cost                  Gains                Fair Value
                                                             ---------             -----------            ----------
Municipal obligations                                        $  55,070             $  120                 $  55,190

Subsequent to December 31, 1997, the Company sold these securities for a realized loss of $1,103.


Note 3.  Equipment

Equipment consists of the following:

                                                                                                           March 31,
                                                             December 31,          December 31,              1998
                                                                1996                  1997                (Unaudited)
                                                             ------------          ------------           -----------
Computers                                                    $  22,032             $  268,091             $  276,938
Office furniture and equipment                                  39,514                 53,580                 59,149
Capital lease - automobile                                         --                  33,340                 33,340
                                                --------------------------------------------------------------------
                                                                61,546                355,011                369,427
Less accumulated depreciation                                    2,585                 41,898                 66,562
                                                --------------------------------------------------------------------
                                                             $  58,961             $  313,113              $ 302,865
                                                ====================================================================

Note 4.  Lease Commitments

Operating leases

The Company leases its office facility under three noncancelable operating lease agreements expiring at various times through July 1999. The leases call for aggregate monthly payments of approximately $13,000.

In addition, the Company leases certain office equipment under noncancelable operating lease agreements expiring at various times through December 2002. The leases call for aggregate monthly payments of approximately $500.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------

Note 4.    Lease Commitments (Continued)

Capital lease

The Company leases an automobile under a capital lease agreement, with an imputed interest rate of 21.22%, due in monthly installments of $1,214 through July 2000. The automobile that collateralizes the lease has a net book value of $28,710.

At December 31, 1997, the future annual minimum lease payments under operating and capital leases are as follows:

                                                                               Operating               Capital
Years Ending December 31,                                                       Leases                  Lease
-------------------------                                                      ---------               -------
 1998                                                                         $  147,614             $  14,568
 1999                                                                             50,127                14,568
 2000                                                                              1,445                 8,499
 2001                                                                                840                   --
 2002                                                                                630                   --
                                                                              ----------             ---------
Total minimum lease payments                                                  $  200,656             $  37,635
                                                                             ===========
Less amount representing interest                                                                        8,854
                                                                                                     ---------
Present value of net minimum lease payments                                                             28,781
Less current maturities                                                                                  9,334
                                                                                                     ---------
Long-term lease obligations                                                                          $  19,447
                                                                                                     =========

Rental expense for the years ended December 31, 1997 and 1996 totaled $105,415 and $19,298, respectively. Rental expense for the three months ended March 31, 1998 and 1997 totaled $35,651 and $22,154, respectively, and totaled $160,364 for the period October 24, 1995 (inception) through March 31, 1998.

VIRTUAL GAMING TECHNOLOGIES, INC. (A DEVELOPMENT STAGE COMPANY)
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
-------------------------------------------------------------------------------

Note 5.     Related Party Transactions


Note payable to stockholder and affiliate

The Company received advances in the form of notes payable from its Chairman of the Board of Directors and his affiliated company. The notes payable were unsecured, due on demand and provided for interest at a fixed rate of 8%. Total interest expense incurred by the Company on these related party notes payable for the years ended December 31, 1997 and 1996 was approximately $3,400 and $7,200, respectively.

During the year ended December 31, 1997, the Company's Board of Directors approved the issuance of 128,000 shares of the Company's common stock to the Chairman and his affiliated company in payment of the notes. The per share quoted market price at the time of issuance was $1.88 per share. The excess of the fair value of shares issued over the carrying amount of the notes payable of $112,640 was recognized as compensation expense in the accompanying consolidated statement of operations.

Note payable - licensing agreement

In May 1996, the Company entered into a non-exclusive licensing agreement with CasinoWorld Holdings, Ltd. (CasinoWorld) for the use of certain computer software and hardware (the CasinoWorld Agreement). Under the terms of the CasinoWorld Agreement, the Company agreed to transfer 385,000 shares of its common stock to CasinoWorld as a licensing fee. As additional consideration, the Company agreed to pay a royalty in the amount of 33 1/3% of net gaming revenue derived through Internet operations. The 385,000 shares of common stock had been presented as additional shares of common stock issued in the consolidated financial statements for the year ended December 31, 1996. The shares were actually transferred to CasinoWorld through the Company's majority stockholder. Stockholders' equity has been restated without any effect on the Company's financial position, results of operations or cash flow for the year ended December 31, 1996 to reflect this transaction. Net (loss) per common share and the weighted average common shares outstanding were increased and decreased $0.01 and 241,414 shares, respectively.

Effective February 1997, the Company and CasinoWorld agreed to terminate the CasinoWorld Agreement. Under the termination agreement, CasinoWorld returned to the Company 385,000 shares of the Company's common stock in exchange for a $150,000 promissory note and all 385,000 shares were retired. The promissory note is unsecured and bears interest at a fixed rate of 10%. Principal and interest are due in quarterly installments equal to 10% of the Company's net gaming revenue, as defined in the promissory note. At December 31, 1997, no payments have been made on this promissory note. The Company recorded a charge to operations of $133,711 to reflect the effect of the settlement during 1997.

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 5.  Related Party Transactions (Continued)

Stock agreements

In September 1996, the Company entered into an agreement with Unistar Entertainment, Inc. (Unistar) whereby Unistar agreed to purchase up to 600,000 shares of the Company's stock at a price of $5.00 per share (the Securities Purchase Agreement), subject to certain antidilution provisions. The Securities Purchase Agreement was executed in contemplation of CasinoWorld providing or developing an Internet gaming system. Concurrent with the execution of the Securities Purchase Agreement, the Company issued 140,000 shares of its common stock to Unistar for $700,000.

As a result of the termination of the Company's license agreement with CasinoWorld, in March 1997 the Company and Unistar entered into a settlement agreement (the Settlement Agreement). Under the terms of the Settlement Agreement, the Company agreed to issue an additional 93,333 shares to Unistar without consideration as required under the antidilution provisions. Additionally, as a result of the private placement conducted by the Company in 1997 discussed below, the Company is obligated to issue an additional 116,667 shares to Unistar under the antidilution provisions. The Company also issued to Unistar a common stock warrant valued at $772,492 entitling Unistar to purchase up to 200,000 shares of common stock, pursuant to the settlement agreement. The warrants are immediately exercisable at $3.45 per share, subject to certain adjustments as provided for in the warrant, and expire five years from the date of issuance.

The Company has also granted to Unistar, for no additional consideration, a non-exclusive, nonassignable royalty-free license to the Company's software applications relating to state or Indian bingo or lottery games for use by Unistar, provided that Unistar shall not use such software technology to compete with a preexisting gaming operation of the Company.

Stock and options issued for services

During the year ended December 31, 1997, the Company issued a total of 55,732 shares of its common stock to various unrelated third parties as consideration for services provided. The Company has accounted for all stock and stock equivalent transactions at the fair market value of the stock as of the grant date or as services have been performed.

Pursuant to a consulting agreement, the Company also issued a stock warrant to purchase 30,000 shares of its common stock as consideration for services provided. The warrants carry an exercise price of $2.25 per share. The warrant has been valued at $45,634. As part of an extension of the consulting agreement effective January 1, 1998, the holder of the warrant is entitled to a warrant to purchase an additional 35,000 shares of common stock at an exercise price of $3.00 per share when the stock price reaches $6.00 per share and another 35,000 shares when the stock price reaches $7.50 per share. All of the warrants are immediately exercisable and expire five years from the date of issuance.

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 5.  Related Party Transactions (Continued)

Stock and options issued for services (continued)

During the three months ended March 31, 1998, the Company granted warrants for consulting services which entitled the holder to an additional 70,000 shares of common stock pursuant to the above agreement. The Company recorded a charge totaling $153,582 for the value of the warrants in the March 31, 1998 consolidated statement of operations.

Stock bonuses

In August 1997, the Company's Board of Directors approved the issuance of stock bonuses to two key employees. The President/CEO and one of the technical engineers were issued 25,000 and 10,000 shares of common stock, respectively. The stock bonuses have been charged to operations based upon the fair market value of $5.88 per share as of the Board approval date, totaling $205,800.

In May 1996, the Company's Board of Directors approved the issuance of 200,000 shares of the Company's common stock to the President/CEO. The stock bonus was charged to operations based upon the fair market value of the stock as of the Board approval date.

Stock issuance for cash

During the year ended December 31, 1997, the Company completed a private placement of 1,132,223 shares of common stock including 113,973 shares issued as related commissions under Rule 506 of Regulation D promulgated under the Securities Act of 1933. Total net proceeds from the offering were $2,003,000.

The Company also issued 18,669 shares of its common stock without consideration pursuant to a Board resolution on March 20, 1997 to modify the 1996 Rule 504 offering terms from $5.00 per share to $3.00 per share.

During the three months ended March 31, 1998, the Company issued 168,461 shares of common stock relative to a 700,000 share private placement offering under Rule 506 of Regulation D promulgated under the Securities Act of 1933. Total net proceeds from the offering were $437,053. See Note 8 regarding a subsequent modification of the offering.

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 6.  Stock Option Plans

In 1997, the Company adopted a stock option plan under which options to purchase up to 500,000 shares of common stock may be granted to officers, employees or directors of the Company, as well as consultants, independent contractors or other service providers of the Company. Both "incentive" and "nonqualified" options may be granted under the Plan. Incentive options may be granted at an exercise price equal to the fair market value of the shares at the date of grant while nonqualified options may be granted at an exercise price determined by the Board of Directors. Individual option agreements will contain such additional terms as may be determined by the Board of Directors at the time of grant. The Plan provides for grants of options with a term of up to ten years. Incentive options must be granted with exercise prices equal to the fair market value on the date of grant, except that incentive options granted to persons owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company may not be granted at less than 110% of the fair market value on the date of grant.

Stock options

On December 31, 1996, the Company granted an option whereby the President/CEO can exercise an option to purchase 480,000 shares of common stock. On the measurement date, February 15, 1997, 240,000 of the shares became immediately exercisable with the remainder 240,000 shares exercisable in equal increments on December 31, 1997 and 1998, respectively. All of the options have an exercise price of $0.25 per share and expire three years from the grant date, in December 1999.

In addition, the Company granted options to several key employees of the Company for the aggregate purchase of 160,000 shares of common stock. The exercise price on these shares range from $1.00 to $2.50 per share. The options vest and expire on various dates through December 2002.

The Company has elected to account for nonqualified grants and grants under its Plan following APB No. 25 and related interpretations. Accordingly, compensation cost of approximately $1,641,000 has been recognized for the nonqualified options granted during the year ended December 31, 1997.

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 6.  Stock Option Plans (Continued)

The fair value of each option granted during the year ended December 31, 1997 was estimated on the measurement date utilizing the then current fair value of the underlying shares less the exercise price discounted over the average expected life of the options (3 to 5 years), with an average risk free interest rate of 5.56% to 6.27%, price volatility of 1.0 and no dividends. Had compensation cost for all awards been determined based on the fair value method as prescribed by FASB Statement No. 123, Accounting for Stock-Compensation, reported net (loss) and (loss) per common share would have been as follows:

                                                  December 31,    March 31, 1998
                                                      1997         (Unaudited)
                                                  ------------    --------------
Net (loss):
  As reported                                     $(5,067,327)     $  (978,185)
  Proforma                                        $(5,156,328)     $(1,262,527)

Basic and diluted net (loss) per share:
  As reported                                     $     (0.80)     $     (0.14)
  Proforma                                        $     (0.82)     $     (0.18)

A summary of the activity of the stock options for the three months ended March 31, 1998 and the year ended December 31, 1997 is as follows:

                                                             Three Months Ended
                                            Year Ended         March 31, 1998
                                         December 31, 1997       (Unaudited)
                                        -------------------  -------------------
                                                   Weighted             Weighted
                                                   Average              Average
                                                   Exercise             Exercise
                                         Shares     Price     Shares     Price
                                        --------   --------  --------   --------
Outstanding at beginning of period          --      $ --     640,000     $0.59
Granted                                 640,000      0.59    122,000      2.87
Forfeited                                   --        --         --        --
Expired                                     --        --         --        --
                                        -------     -----    -------     -----
Outstanding at end of period            640,000     $0.59    762,000     $0.95
                                        =======     =====    =======     =====

Exercisable at end of period            465,000     $0.50    502,000     $0.87
                                        -------     -----    -------     -----
Weighted-average fair value
 of options granted during
 the period                                         $3.27                $2.21

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 6.  Stock Option Plans (Continued)

A further summary of options outstanding at December 31, 1997 is as follows:

                   Options Outstanding            Options Exercisable
          ------------------------------------   ----------------------
                         Weighted
                          Average     Weighted                 Weighted
                         Remaining    Average                  Average
            Number      Contractual   Exercise     Number      Exercise
          Outstanding      Life        Price     Exercisable    Price
          -----------   -----------   --------   -----------   --------
            480,000     2 years        $0.25       360,000      $0.25
             75,000     3 years         1.00        75,000       1.00
             45,000     2.63 years      2.00        20,000       2.00
             30,000     2.67 years      2.25
             10,000     5 years         2.50        10,000       2.50
            -------                                -------
            640,000                                465,000
            =======                                =======

In January 1998, the Company's Board of Directors approved the issuance of stock options to employees under the Plan. The options provide for an exercise price equal to the fair market value of the shares on the date of the grant and expire five years thereafter. No compensation cost has been recognized for grants under the Plan for the three months ended March 31, 1998. During the three months ended March 31, 1998, $94,715 of compensation cost was attributed to nonqualified options granted during the year ended December 31, 1997. The fair value of each option granted during the three months ended March 31, 1998 was estimated on the measurement date utilizing the then current fair value of the underlying shares less the exercise price discounted over the average expected five year life of the options with an average risk free interest rate of 5.25% price volatility of 1.0 and no dividends.

The options granted to employees during the three months ended March 31, 1998 are summarized as follows:

                   Options Outstanding            Options Exercisable
          ------------------------------------   ----------------------
                         Weighted
                          Average     Weighted                 Weighted
            Number       Remaining    Average                  Average
          Granted and   Contractual   Exercise     Number      Exercise
          Outstanding      Life        Price     Exercisable    Price
          -----------   -----------   --------   -----------   --------
            122,000      4.75 years    $2.87        72,000      $2.87
            =======                                 ======

Subsequent to March 31, 1998, the Company granted options to purchase shares of the Company's common stock at the then fair market value to two directors and an officer. The options are for a total of 80,000 shares and expire three to five years from the grant date.

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 7.  Income Taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of March 31, and December 31:

                                                               December 31,         March 31,
                                                         -----------------------      1998
                                                            1996         1997      (Unaudited)
                                                         ----------   ----------   -----------
Deferred tax assets:
  Net operating loss carryforwards                        $ 81,800    $  346,000   $  687,000
  Compensation element of stock options issued                 --        670,000      760,000
  Startup costs capitalized for income tax purposes        330,500       975,000      923,000
                                                          --------    ----------   ----------
    Gross deferred tax assets                              412,300     1,991,000    2,370,000
  Less valuation allowance                                 412,300     1,975,000    2,354,000
                                                          --------    ----------   ----------
                                                               --         16,000       16,000
Deferred tax liabilities, equipment                            --        (16,000)     (16,000)
                                                          --------    ----------   ----------
                                                          $    --     $      --    $      --
                                                          ========    ==========   ==========

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

As of December 31, 1997, the Company has net operating loss carryforwards for both federal and state income tax purposes. Federal net operating loss carryforwards totaling approximately $869,000 expire as follows: $194,000 in 2011, and $675,000 in 2012. State net operating carryforwards totaling approximately $869,000 expire as follows: $194,000 in 2001, and $675,000 in 2002. Due to Internal Revenue Service regulations, the availability of the operating loss carryforwards may be limited upon a substantial change in ownership.

A reconciliation of the effective tax rates with the federal statutory rate is as follows:


                                              Years Ended December 31,   Three months ended
                                              ------------------------     March 31, 1998
                                                 1996         1997          (Unaudited)
                                              ----------   -----------   ------------------
Income tax benefit at 35% statutory rate      $(284,000)   $(1,772,000)      $(342,000)
Change in valuation allowance                   412,300      1,578,700         379,000
Nondeductible expenses                              --         443,000           8,000
Loss of net operating loss carryforwards        (51,000)           --              --
State income taxes, net                         (76,500)      (232,000)        (55,000)
Other                                               --         (16,900)         10,200
                                              ---------    -----------       ---------
                                              $     800    $       800       $     200
                                              =========    ===========       =========

Virtual Gaming Technologies, Inc. (A Development Stage Company) and Subsidiaries

Notes to Consolidated Financial Statements
(Information relating to the three months ended March 31, 1998 and 1997 is unaudited)
________________________________________________________________________________

Note 8.  Management's Plans for Future Operations and Financing

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as discussed in Note 1, the Company has been in the development stage since its inception October 24, 1995, and has experienced cumulative losses since its inception of $7,138,642, inclusive of noncash charges for capital stock, options, and warrant issuance-related activity of approximately $3,789,000. The cumulative losses have reduced net stockholders' equity to $198,336 and the Company has a working capital deficit of $103,307 as of March 31, 1998. At present, the Company's working capital plus limited revenue from gaming will not be sufficient to meet the Company's objectives as structured. Although these conditions indicate that the Company may be unable to continue as a going concern, management did anticipate considerable losses would be incurred before the Company became self-sustaining. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In September 1997, the Company commenced limited operations with live gaming activity, initially offering video poker and blackjack to its customers. During the first quarter of 1998, the Company introduced video baccarat, and in the second quarter of 1998, introduced limited testing of an Internet based pari-mutuel sports-betting service.

The Company estimates it needs substantial new capital to achieve meaningful revenue producing operations. In January 1998, the Company initiated a private placement of 700,000 shares of the Company's common stock at $3.00 per share. In July 1998, the Board of Directors approved the modification of the private placement memorandum to offer 1,400,000 shares at the $3.00 share price and to extend the termination date of the offering to September 30, 1998. Management's plans include consideration of joint venture arrangements with other companies in strategic locations in order to target customers within these specified foreign countries and licensing of the Company's software to other companies. The Company is also considering an arrangement to offer credit card processing services to other Internet based businesses, and in June 1998, deposited $300,000 with a major bank relative to a contemplated arrangement.

PART III

Item 1.  Index To Exhibits                                                  Page
                                                                            ----
     3.1(1)   Certificate of Incorporation of the Company

     3.2(1)   Bylaws of the Company

     3.3 Certificate of Amendment of Certificate of Incorporation of the Company

     4.1(1)   Specimen of Common Stock Certificate

     10.1(1) Securities Purchase Agreement dated September 5, 1996 between the Company and Unistar Entertainment, Inc.

     10.2(1) Settlement Agreement and Mutual General Release Holdings, Ltd, dated February 2, 1997 between the Company and CasinoWorld

     10.3(1) Settlement Agreement and Mutual General Release between the Company and Unistar Entertainment, Inc. dated March 6, 1997

     10.4(1) Employment Agreement dated September 1, 1997 between the Company and Joseph R. Paravia

     10.5(1)  Virtual Gaming Technologies, Inc. 1997 Stock Option Plan

     10.6 Lease Agreement dated September 4, 1998 between the Company and Pflueger Partners.

     10.7 Sublease Agreement dated May 29, 1997 between the Company and Gamma Productions, Inc.

     16.1     Letter from Carter, Polito & Muscio, Inc. dated October 29, 1998.

     21.1(1)  List of Subsidiaries

     27.1(1)  Financial Data Schedule

____________
(1) Previously filed as part of registration statement on Form 10-SB (SEC File No. 1-14363) filed with the Securities Exchange Commission on August 3, 1998.

Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   VIRTUAL GAMING TECHNOLOGIES, INC.,
                                   a Delaware corporation


Date:  December 18, 1998           By: /s/ JOSEPH R. PARAVIA
                                      ------------------------------------------
                                      Joseph R. Paravia, Chief Executive Officer